Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pembina Pipeline Corporation (the “Company”) on Form 40-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, M.H. Dilger, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of the operations of the Company.

Date: February 23, 2017

/s/ "M.H. Dilger"
M.H. Dilger
President & Chief Executive Officer